SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2005
                           ---------------------------------------------------

                                       OR

[  ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 001-31566

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         The Provident Bank 401(k) Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Provident Financial Services, Inc.
                                830 Bergen Avenue
                       Jersey City, New Jersey 07306-4599

                               THE PROVIDENT BANK
                                   401(k) PLAN

                              Financial Statements

                           December 31, 2005 and 2004

        (With Report of Independent Registered Public Accountant Thereon)

                               THE PROVIDENT BANK
                                   401(k) PLAN

                              Financial Statements



                                      Index

                                                                          Page

Report of Independent Registered Public Accounting Firm                    1

Statements of Net Assets Available for Plan Benefits -
  December 31, 2005 and 2004                                               2

Statements of Changes in Net Assets Available for Plan Benefits
  - Years ended December 31, 2005 and 2004                                 3

Notes to Financial Statements                                              4


Schedule of Assets Held for Investment Purposes at End of Year        Schedule 1

             Report of Independent Registered Public Accounting Firm

Benefits Committee
The Provident Bank:


We have audited the accompanying statements of net assets available for plan benefits of The Provident Bank 401(k) Plan (the "Plan") (formerly known as The Incentive Savings Plan for the Employees of First Savings Bank) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Provident Bank 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the 2005 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.



                                  /s/ KPMG LLP




Short Hills, New Jersey
June 27, 2006

                         THE PROVIDENT BANK 401(k) PLAN

              Statements of Net Assets Available for Plan Benefits
                           December 31, 2005 and 2004

                                                                                         2005                  2004
                                                                                -------------------      ----------------
Assets:
      Investments, at fair value                                                $        32,630,638            11,947,484
      Participant loans receivable                                                          617,080               207,680
      Contributions receivable                                                               48,369                     -
      Accrued income and other assets                                                             -                 2,050
                                                                                -------------------      ----------------
     Net assets available for plan benefits                                     $        33,296,087            12,157,214
                                                                                ===================      ================

See accompanying notes to financial statements.

                         THE PROVIDENT BANK 401(k) PLAN

                       Statements of Changes in Net Assets
                           Available for Plan Benefits
                     Years ended December 31, 2005 and 2004

                                                                                        2005                   2004
                                                                                ---------------------    -----------------
Additions:
    Interest income                                                              $            14,735       $       11,177
    Dividend income                                                                          264,570              369,201
    Realized and unrealized (depreciation) appreciation of investments                       (18,311)             351,604
    Employee contributions                                                                   608,748              345,217
    Employer contributions                                                                    69,688               62,253
    Transfers from predecessor plan                                                       23,566,066                    -
                                                                                ---------------------    -----------------
         Total additions                                                                  24,505,496            1,139,452
Deductions:
    Distributions                                                                          3,365,265            8,480,644
    Administrative expenses                                                                    1,358               13,068
                                                                                ---------------------    -----------------
         Total deductions                                                                  3,366,623            8,493,712
                                                                                ---------------------    -----------------
         Increase (decrease) in net assets available for plan benefits                    21,138,873           (7,354,260)
Net assets available for plan benefits
    at beginning of year                                                                  12,157,214           19,511,474
                                                                                ---------------------    -----------------
Net assets available for plan benefits
    at end of year                                                               $        33,296,087       $   12,157,214
                                                                                =====================    =================

See accompanying notes to financial statements.

                         THE PROVIDENT BANK 401(k) PLAN

                       Notes to the Financial Statements
                           December 31, 2005 and 2004

(1)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been prepared on an accrual basis of accounting. The Provident Bank 401(k) Plan (the "Plan"), formerly known as The Incentive Savings Plan for the Employees of First Savings Bank, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     (b)  Plan Changes

          Effective September 30, 2005, the Provident Bank Employee Savings Incentive Plan merged into the Incentive Savings Plan for the Employees of First Savings Bank. The merged plan was re-named The Provident Bank 401(k) Plan.

     (c)  Funds and Accounts Managed by Principal Trust Company

          In 2005, the Plan changed trustees from Merrill Lynch to the Principal Trust Company. Under the terms of a trust agreement between the Principal Trust Company (the "Custodian") and The Provident Bank (the "Bank"), the Custodian managed funds on behalf of the Plan. The Custodian held the Plan's investment assets and executed transactions therein. The investments in the funds were reported to the Bank by the Custodian as having been determined through the use of current values for all assets.

     (d)  Use of Estimates

          The Plan administrator has made estimates and assumptions relating to the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

     (e)  Concentration of Risk

          The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in investment funds are subject to risk conditions of the individual fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs.

(2)  Plan Description

     The Plan is a voluntary, participant-directed defined contribution plan sponsored by the Bank and covers all employees who complete one year of continuous service, as defined, with the Bank and who worked at least 1,000 hours during such year. The following description of the Plan provides only general information. Eligible employees who participated in the Plan should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  Employee Contributions

          Participants may elect to make tax-deferred contributions up to the maximum amount allowed by the Internal Revenue Service.

                         THE PROVIDENT BANK 401(k) PLAN

                       Notes to the Financial Statements
                           December 31, 2005 and 2004

     (b)  Employer Contributions

          In 2005 and 2004, contributions were made by the Bank in an amount equal to 25% and 50%, respectively, of the first 6% of a participant's eligible contributions. The Board of Directors sets the Bank's matching contribution rate in its sole discretion.

     (c)  Vesting

          Participants are always fully vested in their contributions and income or losses thereon. Prior to October 1, 2005, employer contributions and income or losses thereon were also fully vested. Commencing October 1, 2005, employer contributions and income or losses thereon were vested as follows: 33% vested at the end of the first year of service, 67% vested at the end of the second year of service, and 100% vested at the end of the third year of service. Additionally, a participant shall become 100% vested if he terminates employment on or after he attains age 65, or as a result of his death or disability.

     (d)  Forfeitures

          Forfeitures of non-vested contributions used to reduce subsequent employer contributions for the year ended December 31, 2005 amounted to $15,506. There were no forfeitures in 2004.

     (e)  Participant Loans

          Upon written application by a participant, the Administrator may have directed that a loan be made from the participant's account. The maximum permissible loan available was limited to the lesser of (i) $50,000 with certain restrictions or (ii) 50% of his account. Any loan made must generally be repaid within a period not to exceed the earlier of termination of employment or five years. Loans bear a reasonable rate of interest and, once fixed, remain in effect for the duration of the loan.

          Principal and interest were paid ratably through bi-weekly payroll deductions or directly by the participants to the trustee.

     (f)  Benefit Payments/Withdrawals

          Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in (i) a cash lump sum, or (ii) equal monthly, quarterly, semi-annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his designated beneficiary. During employment, participants may make cash withdrawals of post-tax participant contributions and related vested employer matching contributions and earnings thereon once per year without penalty. Hardship withdrawals of pre-tax participant contributions are also permitted once per year, but with a penalty.

     (g)  Participants' Accounts

          Separate accounts for each participant were maintained and credited with the participant's contributions, the Bank's contributions made on behalf of that participant and the participant's proportionate share, as defined, of plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his account.

                         THE PROVIDENT BANK 401(k) PLAN

                       Notes to the Financial Statements
                           December 31, 2005 and 2004

     (h)  Investment Valuation

          Investments were valued at fair market value. Investment transactions were recorded on a trade date basis.

(3)  Plan Expenses

     Certain costs of administrative services rendered on behalf of the Plan were borne by the Bank.

(4)  Plan Termination

     The Plan has no termination date, and it is the Bank's intention to continue the Plan indefinitely. Upon termination of the Plan, the amounts credited to participant accounts would become fully vested.

(5)  Federal Income Taxes

     The Internal Revenue Service issued its latest determination letter on February 25, 2005, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(6)  Investments

     Investments at December 31, 2005 and 2004 consisted of mutual funds, loans to participants and common stock issued by Provident Financial Services, Inc. At December 31, 2005 and 2004, individual investments in excess of 5% of net assets available for plan benefits were as follows:


                                                                                December 31, 2005      December 31, 2004
                                                                               ------------------     -------------------
             Principal Trust Company:
                     Provident Financial Services, Inc.,
                     investment in common stock                                 $       11,093,771             4,238,913
                     Investors Large Company Growth                                      3,531,200                    --
                     Principal  Investors Lifetime Str Inc Separate Account              2,691,318                    --
                     Principal Diversified International Separate Account                2,218,024                    --
                     Principal Fixed Income 401(a)/(k)                                   6,780,390                    --
                     Principal  Large Cap Value II Separate Account                      2,800,621                    --
                     Aim Blue Chip Fund Class A                                                 --               810,623
                     Merrill Lynch Retirement Preservation Trust                                --             5,085,602

                                       6

                                                                     Schedule 1
                               THE PROVIDENT BANK
                                   401(k) PLAN

                           Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 2005

                                                                                                       Market
                                                                                         Cost           value
                                                                                -----------------------------
Principal Trust Company
    High Yield Opp A Fund                                                       $         11,239        11,244
    Columbia Acorn A Fund                                                                252,122       252,346
    AM FDS GRTH FD of AM R4 Fund                                                         137,827       141,030
    Bond and Mtg Separate Account                                                      1,058,993     1,066,114
    Principal Lifetime 2010 Separate Account                                              54,034        54,805
    Principal Lifetime 2020 Separate Account                                             114,286       117,315
    Principal Lifetime 2030 Separate Account                                              34,141        35,073
    Principal Lifetime 2040 Separate Account                                              15,091        15,486
    Principal Lifetime 2050 Separate Account                                               5,893         5,916
    Principal Lifetime Str Inc Separate Account                                        2,658,173     2,691,318
    Value I Separate Account                                                             109,734       112,232
    Medium Company Blend                                                                 141,880       143,964
    MDCP GR II Separate Account                                                        1,270,917     1,306,817
    Large Company Growth Separate Account                                              3,486,878     3,531,200
    Large Cap Blend Separate Account                                                      21,775        22,468
    Small Cap Value I Separate Account                                                    11,516        11,750
    Large Cap Stk Idx Separate Account                                                   115,845       116,860
    Diversified International Separate Account                                         2,099,306     2,218,024
    U.S. Property Separate Account                                                        19,958        20,481
    Principal Fixed Income 401(a)/(k)                                                  6,724,784     6,780,390
    LGCAP Value II Separate Account                                                    2,758,707     2,800,621
    SMCAP STK IDX Separate Account                                                        78,791        81,413
    Provident Financial Services, Inc., investment in common stock                    10,374,488    11,093,771
                                                                                ==============================

    See accompanying report of independent registered public accounting firm.

            Consent of Independent Registered Public Accounting Firm



The Board of Directors
Provident Financial Services, Inc.:

We consent to the incorporation by reference in registration statement no. 333-103041 on Form S-8 of Provident Financial Services, Inc. of our report dated June 27, 2006, relating to the statements of net assets available for plan benefits of The Provident Bank 401(k) Plan (formerly known as The Incentive Savings Plan for the Employees of First Savings Bank) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of assets held for investment purposes at end of year as of December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of The Provident Bank 401(k) Plan.



/s/ KPMG LLP

Short Hills, New Jersey
June 28, 2006

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 THE PROVIDENT BANK 401(k) PLAN





Date: June 20, 2006                               By:      /s/ Joanne Hynes
                                                           -------------------
                                                  Name:    Joanne Hynes
                                                  Title:   Plan Administrator